Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2006 MAR 13 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : February 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

06011594

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 30th January 2006, please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 31st December 2005 for your records.

Kindly acknowledge receipt.

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

3/13

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, (Old No. 8A), Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel. : 91-80-3530535
14, Ahuja Towers, 42, T.V.Samy Road (West), R.S.Puram,
Coimbatore - 641 002. Tel. : 91-422-5367065

Tel. : 91-44-24991147
24994423
24994510
Fax : 24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have audited the attached half yearly financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** in the format to be published as described by SEBI in the requirements of the Listing Agreement under Clause 41, for the period ended 31st December 2005.

We have also considered the audit observation of the divisional auditors for the Pharmacy & Projects division at Chennai, the Hospital divisions at Hyderabad, Bilaspur for forming an opinion on the Half-Yearly results.

We report that,

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of the audit.

2. In our opinion, proper books of account as required by law have been kept by the Company as far as it appears from our examination of the books.

3. The Financial Results as dealt with in this report are in agreement with the books of account.

4. In our opinion and to the best of our information and according to the explanations given to us, the Financial Results give the information required by the regulations prescribed by **SEBI** under Clause 41 of the Listing Agreement in the manner so required and give a true and fair view:

   In the case of the Financial Results as for the six months ended 31st December 2005.

Based on our review conducted, nothing has come to our notice that causes us to believe that the accompanying statement of audited Financial Results prepared in accordance with Accounting Standards and other recognized Accounting Practices and Policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

17, Bishop Wallers Avenue (W)
CIT Colony, Mylapore
Chennai 600 004

Date: 28.02.2006

S. VISWANATHAN CHARTERED ACCOUNTANTS CHENNAI 600 004

For M/s S.Viswanathan
Chartered Accountants

28/02/06

V C Krishnan
Partner
Membership No: 22167

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results(Provisional) for the Quarter ended 31st December, 2005

(Rs.in Mio)

Sno	Particulars	Unaudited		Unaudited		Audited
		Quarter Ended		Nine Months Ended		Year Ended
		31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.03.2005
1	Income from Services	1797	1488	5156	4367	5927
2	Other Income	42	4	81	21	29
	Total Income	1839	1492	5237	4388	5956
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	924	726	2604	2153	2896
	(c) Staff Cost	262	223	712	585	788
	(d) Other expenditure	76	70	241	221	410
	(e) General Administrative Expenses	211	190	605	524	706
	(f) Selling and Distribution Expenses	16	16	56	42	60
	(g) Extraordinary Items #	19	0	37	0	0
4	Interest	27	36	90	118	156
5	Depreciation	68	58	193	170	226
6	**Profit (+)/Loss(-) before tax (1+2-3-4-5)**	236	173	699	575	714
7	Provision for Taxation					
	Current	63	46	205	160	221
	Deferred	1	16	8	47	1
	Fringe Benefit Tax	4	0	9	0	0
8	**Net Profit (+) / Loss (-) (6-7)**	168	111	477	368	492
9	Paid-up equity share capital (Face value Rs.10/- per	506	416	506	416	416
10	Reserves excluding Revaluation Reserves (Year End					2862
11	EPS for the period for the year to date & for previous year					
	Basic	*3.31	*2.67	*10.11	*9.15	12.12
	Diluted	*3.25	*2.67	*9.94	*9.15	12.12
12	Aggregate of Non Promoters shareholding					
	(a) Number of Shares	36232611	28356579	36232611	28356579	27528189
	(b) Percentage of Shareholding	71.61	68.17	71.61	68.17	66.18
	* Not Annualised					

One time expenditure incurred for upgradation of Chennai main hospital facilities in line with requirements of International quality accreditation body

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 31st December,2005 (Rs. in Mio)

Particulars	Unaudited		Unaudited		Audited
	Quarter Ended		Nine Months Ended		Year Ended
	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.03.2005
1.Segment Revenue (Net Sales /					
Income from each segment)					
a) Hospital Division	1809	1492	5184	4388	5950
b) Others	30	0	53	0	6
SUB - TOTAL	1839	1492	5237	4388	5956
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	1839	1492	5237	4388	5956
2.Segment Results (profit (+) / loss(-)					
before Tax and Interest from each segment)					
a) Hospital division	233	209	736	693	864
b) Others	30	-	53	0	6
SUB - TOTAL	263	209	789	693	870
Less : (i)Interest (Net)	27	36	90	118	156
(ii)Other un-allocable expenditure					
net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	236	173	699	575	714
3. Capital Employed					
(Segment Assets-Segment Liabilities)					
a) Hospital Division (including Pharmacy)	5770	4822	5770	4822	4446
b) Others	1881	5	1881	5	175
TOTAL	7651	4827	7651	4827	4621

M/s. S. VISWANATHAN * CHARTERED ACCOUNTANTS * CHENNAI 600 004